SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5

Atlantic Bancshares, Inc.

(Name of Issuer)

Atlantic Bancshares, Inc.	Robert P. Trask
Gary C. Davis	Allen B. Ward
Frederick Anthony Nimmer, III	Edgar L. Woods
Robyn Josselson Shirley	Michelle M. Pennell
Mark S. Simpson	Todd D. Hoke
Brian J. Smith	Karen B. Sprague

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

04822T104

(CUSIP Number of Class of Securities)

Michelle M. Pennell

Chief Financial Officer

Atlantic Bancshares, Inc.

One Sheridan Park Circle

P.O. Box 3077

Bluffton, South Carolina 29910

(843) 815-7111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Kenneth M. Achenbach, Esq.

Bryan Cave Powell Goldstein

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street NW

Atlanta, Georgia 30309

(404) 572-6808

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)

$234,334	$16.69

(1)

Estimated solely for purposes of calculating the amount of filing fee in accordance with the Securities Exchange Act of 1934, based upon the product of (i) $1.50, the average high and low prices reported on the Over the Counter Bulletin Board with respect to transactions in the subject company’s common stock on May 20, 2010, and (ii) 156,029, the number of shares of common stock of the subject company that it is estimated will be exchanged for shares of Series AAA Preferred Stock of the subject company pursuant to the reclassification transaction described herein.

(2)

The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934 equals $71.30 for each $1,000,000 of value, calculated by multiplying the aggregate transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $16.69

Form or Registration No.:  Schedule 13e-3

Filing Party:  Atlantic Bancshares, Inc.

Date Filed:  May 27, 2010

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 5 (this “Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as previously supplemented and amended, the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule solely to report the results of the Rule 13e-3 transaction subject to the Schedule.

The Articles of Amendment to the Company’s Articles of Incorporation providing for the reclassification of shares (the “Reclassification”) of the Company’s common stock held by shareholders who are the record holders of 1,000 or fewer shares of common stock into shares of the Company’s Series AAA Preferred Stock were approved by the Company’s shareholders on January 14, 2011, and became effective at 5:00 p.m. local Bluffton, South Carolina time on January 19, 2011. Subject to the perfection of dissenters’ rights, as described below, as a result of the Reclassification, we estimate that approximately 155,125 shares of the Company common stock held by approximately 233 shareholders of record were reclassified into shares of the Series AAA Preferred Stock of the Company, on the basis of one share of Series AAA Preferred Stock for each share of common stock. After the Reclassification, the number of outstanding shares of the Company’s common stock is approximately 1,248,022 and the number of common shareholders of record is approximately 180. Additionally, after the Reclassification, the number of outstanding shares of the Company Series AAA Preferred Stock is approximately 155,125 and the number of Series AAA shareholders of record is approximately 233. The Company has received preliminary notices that indicate the intent of up to one holder of record of up to 1,000 shares of the Company’s common stock to exercise statutory dissenters’ rights under state law with respect to the Reclassification.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2011

ATLANTIC BANCSHARES, INC.

By:	/s/ Robert P. Trask
Robert P. Trask
Chief Executive Officer

OTHER FILING PERSONS:

*
Gary C. Davis

*
Frederick Anthony Nimmer, III

*
Robyn Josselson Shirley

*
Mark S. Simpson

*
Brian J. Smith

*
Allen B. Ward

*
Edgar L. Woods

*
Michelle M. Pennell

*
Todd D. Hoke

*
Karen B. Sprague

*By:	/s/ Robert P. Trask
Robert P. Trask
Attorney-in-fact